Project Grill, LLC
120 West 45th Street
New York, New York 10036

May 6, 2007

St. James Associates, L.P.
c/o Levi Company
85 Larchmont Avenue
Larchmont, New York 10538

Amended and Restated Sale and License Agreement dated
as of the 1st day of January, 2006, by and between St.
James Associates, L.P., as Licensor, and The Smith &
Wollensky Restaurant Group, Inc., as Licensee, (the
“License Agreement”)

Gentlemen:

          Project Grill, LLC, a Delaware limited liability company (“Project Grill”), proposes to acquire all of the outstanding equity interests (the “Acquisition”) in The Smith & Wollensky Restaurant Group, Inc. (“SWRG” or “Licensee”). Following the Acquisition, SWRG, as a wholly owned subsidiary of Project Grill, will continue to be bound by all of the terms, covenants and conditions of the License, and will continue to own and operate the existing eight Smith & Wollensky restaurants owned by SWRG and located outside of the City of New York (the “Licensed Units”). Substantially all of the other assets of SWRG (including the management agreement between St. James Associates, L.P. (“St. James”) and SWRG relating to the operation of the Smith & Wollensky restaurant in New York City) are to be transferred to Mr. Alan Stillman or his designees at the closing of the Acquisition (the “Split-off”).

           Following the Acquisition and the Split-off, Patina and Project Grill agree that neither Mr. Stillman nor his designee, will have any equity interest in or any management or consulting responsibilities for SWRG, Project Grill or Patina or any successor or assign of any of the foregoing. The provisions of this paragraph shall survive the Acquisition and Split-off

          This letter sets forth the understanding between St. James and Project Grill as to the Acquisition and the Split-off and as to certain amendments to the License Agreement which are to become effective upon the closing of the Acquisition. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the License Agreement.

          1.   At the Closing of the Acquisition, (a) Project Grill shall cause SWRG to execute and deliver to St. James, and (b) St. James will execute and deliver to SWRG, a letter agreement in the form of that attached hereto as Schedule 1, amending and clarifying certain provisions of the License Agreement, and (c) the management agreement, dated May 1, 2001, between St. James and SWRG will be assigned by SWRG to Alan Stillman or an entity controlled by him, and SWRG will be relieved of any further obligations thereunder.

          2.   The obligations of Project Grill and St. James under the terms of this letter agreement shall automatically terminate and be of no further force and effect (and upon such termination neither party shall have any further obligation or responsibility to the other hereunder) if the Acquisition has not been consummated by Project Grill (or an Affiliate of Project Grill) and SWRG by the earlier to occur of the following: (i) the date on which either SWRG or Project Grill (or an Affiliate of Project Grill) either (x) gives St. James or the other written notice or (y) publicly announces that either Project Grill (or an Affiliate of Project Grill) or SWRG has abandoned its efforts to conclude the Acquisition, (ii) an Acquisition occurs with an entity other than Project Grill (or an Affiliate of Project Grill) or (iii) January1, 2008, unless the Acquisition has closed prior to such date.

          3.   Project Grill hereby represents and warrants to you that the consideration to be paid by Project Grill in connection with the Acquisition exceeds ninety-one million dollars ($91,000,000.00), and upon the Closing of the Acquisition, Project Grill will have a net worth of at least thirty million dollars ($30,000,000.00).

          4.   In order to induce you to enter into this Agreement, Project Grill hereby represents and warrants to you as follows:

                (i)   Project Grill is beneficially owned and controlled by, Fortunato N. Valenti (“Valenti”), Joachim Splichal (“Splichal”) and Bunker Hill Capital, L.P. and Bunker Hill Capital (QP), LP (collectively “Bunker”) who have committed to make capital contributions to Project Grill in the following respective amounts in connection with the Acquisition: Valenti — $6 Million, Splichal — $6 Million and Bunker — $25 Million. In addition Wells Fargo Foothill, Inc. (“WFF”) has committed to provide Project Grill with a credit facility of up to $70 Million in connection with the Acquisition. Copies of the respective commitment letters of Valenti, Splichal , Bunker and WFF have been provided to you concurrently with the execution and delivery of this letter.

                (ii)   Messrs. Valenti and Splichal (x) serve as officers of Project Grill and as members of its governing board (and of the executive committee of such governing board), and (y) have a substantial equity interest in Project Grill and upon the closing of the Acquisition will have a substantial equity interest in Licensee;

                (iii)   Mr. Valenti is the Manager and Mr. Splichal is a senior executive of Patina Restaurant Group, LLC (“Patina”), and together with the other executives at Patina have for more than the past five years been continuously engaged in the management of fine dining establishments and other aspects of the food service industry; and

                (iv)   At the closing of the Acquisition, the warranties and representations set forth in clauses (i) to (iii) above shall be true and correct and, at or prior to that time, Patina will enter into a five-year management services agreement with Licensee pursuant to which Patina will assume responsibility for the management and day to day operation of the Licensed Units (the “MSA”). The MSA will be in substantially in the form of the draft thereof being provided to you concurrently with the execution and delivery of this letter.

          5.   This letter supersedes and replaces that certain letter agreement between you and Patina, dated February 26, 2007 which is hereby terminated and shall be of no further force and effect.

          If the above accurately reflects our understanding as to the subject matter thereof, please so indicate by signing the enclosed copy of this letter and retuning the same to the undersigned.

Sincerely yours, Project Grill, LLC By: /s/ Fortunato N. Valenti Fortunato N. Valenti, Member

Agreed:

St James Associates, L.P.

By its General Partners:

Chamblair Realty, Inc.	and	Smith & Wollensky Operating Corp.

By: /s/ Thomas J. Malmud Thomas J. Malmud, President	By: /s/ Alan N. Stillman Alan N. Stillman, President

Patina Restaurant Group, LLC By: /s/ Fortunato N. Valenti Fortunato N. Valenti, Manager

SCHEDULE 1—FORM OF AMENDMENT TO LICENSE AGREEMENT

The Smith & Wollensky Restaurant Group, Inc.
880 Third Avenue
New York, New York 10022

[Insert Closing Date] , 2007

St. James Associates, L.P.
c/o Levi Company
85 Larchmont Avenue
Larchmont, New York 10538

Amended and Restated Sale and License Agreement dated
as of the 1st day of January, 2006, by and between St.
James Associates, L.P. as Licensor and The Smith &
Wollensky Restaurant Group, Inc. as Licensee
(the “License Agreement”)

Gentlemen:

          Project Grill, LLC, a Delaware limited liability company (the “SWRG Parent”) has, this day, (the “Effective Date”) acquired all of the outstanding equity interests (the “Acquisition”) in The Smith & Wollensky Restaurant Group, Inc. (“SWRG” or “Licensee”). To induce St. James Associates, L.P. (“St. James” or “Licensor”) to execute and deliver this agreement, SWRG Parent and the Licensee jointly and severally warrant and represent to Licensor (i) that SWRG Parent is beneficially owned and controlled by Joachim Splichal (“Splichal”), Fortunato N. Valenti (“Valenti”), and Bunker Hill Capital, L.P. and Bunker Hill Capital (QP), LP, and (ii) that SWRG Parent owns all of the issued and outstanding shares of SWRG.

          Patina Restaurant Group, LLC (“Patina”) and Licensee have entered into a Management Services Agreement (the “Management Services Agreement”), pursuant to which Patina has assumed day-to-day management responsibility for the operations of Licensee’s Restaurants, a copy of which is annexed hereto as Exhibit A.

          This letter agreement is entered into in connection with the closing of the Acquisition and sets forth the understanding between St. James and SWRG as to certain matters relating to the License Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the License Agreement.

           1.   Modification of Provisions of Paragraph 4. with respect to new Restaurants.

                1.1   Paragraph 4 of the License Agreement is hereby modified as follows:

                     1.1.1   To add the following language to Paragraph 4.b: "Any relocated Restaurant which is opened in compliance with the provisions of the last grammatical paragraph of Paragraph 4.b of the License Agreement shall not satisfy the obligations of Licensee under Paragraph 4.d of the License Agreement to open new Restaurants and make Additional Sale Price Payments (said obligations of Licensee, collectively, the “Build Out Obligations”).

                     1.1.2   To add a new subparagraph 4.d. to provide as follows:

                           d.   New Restaurants.

                          “Between the Effective Date and the sixth (6th) anniversary of the Effective Date (said period, the “Applicable Period”), Licensee shall (i) open up at least two (2) new Restaurants and make the Additional Sale Price Payment that would be due with respect to each such Restaurant pursuant to the provisions of Paragraph 4.b.(ii) of the License Agreement calculated as of the date of each such payment and (ii) make a non refundable advance payment of Additional Sale Price Payments equal to the product of (x) the number by which four (4) exceeds the number of new Restaurants that are actually opened at that time multiplied by (y) the Additional Sale Price Payment that would be due pursuant to the provisions of Paragraph 4.b.(ii) of the License Agreement calculated as of the date of such payment. Any such non refundable advance payment shall be credited against and serve to reduce any future Additional Sale Price Payments due from Licensee under the provisions of Paragraph 4.b.(ii).”

          2.    Modification of Paragraph 5.b. Paragraph 5 b. is amended by adding the following sentences to the end thereof: “The one percent (1%) Percentage Royalty shall be payable under the provisions of this Paragraph 5.b. with respect to any Restaurant Sales or Non-Restaurant Sales during the Applicable Period until the fulfillment by Licensee of its Build Out Obligations, but shall not be payable by Licensee thereafter. Notwithstanding the foregoing, in the event that Licensee does not fulfill the Build Out Obligations during the Applicable Period, Licensee shall thereafter be obligated to pay the one percent (1%) Percentage Royalty in accordance with the provisions of the License Agreement and such obligation shall not terminate if Licensee opens up a number of additional new Restaurants after the sixth (6th ) anniversary of the Effective Date so that the total of new Restaurants opened up after the Effective Date equals or exceeds four (4) new Restaurants.

           3.   Clarifications and Technical Amendments.

              3.1   Licensee warrants and represents that attached hereto as Exhibit B is a complete listing of the restaurants owned, operated or managed by Patina as of the Effective Date. Information concerning such restaurants and typical menus for them can be found on Patina’s web site at www.patinagroup.com. Licensee represents and warrants to Licensor that other than Nick & Steph’s, none of such restaurants is a “steakhouse” within the meaning of Paragraph 5.b. of the License Agreement. SWRG acknowledges that Nick & Stef’s is a “steakhouse” within the meaning of Paragraph 5.b. of the License Agreement and that following the closing of the Acquisition, Licensee will be required to pay a one percent (1%) Percentage Royalty pursuant to the provisions of said Paragraph 5.b with respect to Restaurant Sales and Non-Restaurant Sales at any Nick & Stef’s restaurant which is opened on or after the Effective Date but will not be required to pay any such Percentage Royalty with respect to sales at Nick & Stef’s restaurants that were opened prior to the Effective Date as long as Patina remains an Affiliate of Licensee. Licensee further acknowledges and agrees that if after the Effective Date any of the other restaurants now owned, operated or managed by Patina or any Affiliate of Patina or subsequently acquired by Patina or any Affiliate of Patina (or any other Affiliate of Licensee) become or are commonly identified or considered by the public as a steakhouse, then Licensee shall (for so long as Patina remains an Affiliate of Licensee) become liable to pay to Licensor pursuant to the provisions of said Paragraph 5.b. a one percent (1%) Percentage Royalty on the Restaurant Sales and Non-Restaurant Sales at each of such restaurants. The foregoing covenants are in addition and supplementary to the obligations set forth in Paragraph 5.b of the License Agreement.

              3.2   The Licensee hereby acknowledges that it continues to be bound by all of the terms and provisions of the License Agreement, and represents and warrants to Licensor (i) that as set forth above, Licensee and Patina have entered into a Management Services Agreement pursuant to which Patina will be responsible for the management of the Restaurants and the Grills, (ii) that Patina is a reputable restaurant operator that has managed high quality, fine dining restaurants continuously during the five-year period immediately preceding the date hereof, and (iii) that Patina is a nationally known reputable company active in the food service business. In the event that the Management Services Agreement is terminated or for any reason neither Patina, Valenti, nor Splichal is, directly or indirectly, in charge of the day to day management of the Restaurants and the Grills, whether in their capacity as owners of equity or as executives of any entity having such management responsibility or otherwise, (any such event a “Change of Conditions”), Licensee will give Licensor written notice thereof (the “Notice of Changed Conditions”) within ten (10) business days of the Change of Conditions. The parties agree that TIME IS EXPRESSLY OF THE ESSENCE WITH RESPECT TO THE GIVING OF THE NOTICE OF CHANGED CONDITIONS and that the failure to give such Notice of Changed Conditions is a material breach of Licensor’s obligations under this Section 3.2. The Notice of Changed Conditions shall include a reasonably detailed statement of the relevant Change of Conditions and the actions the Licensee has taken or is taking in connection with such Change of Conditions in respect of the management of the operations of the Restaurants and Grills to comply with the relevant requirements of the License Agreement and this Section 3.2, such description by Licensee of the actions to include, without limitation, the identity, prior restaurant experience and references for each person to whom, or each of the principals of any entity to which, Licensee has assigned or intends to assign management responsibility for the operations of the Restaurant and Grills in order to assist Licensor in evaluating whether such person meets the relevant requirements of the License Agreement and the Qualifications referred to below. Licensee warrants and covenants that any successor to Patina and any other person or the principals of any entity, as applicable, to whom Licensee assigns management responsibility for the Restaurants and the Grills shall meet the following standards (such standards, the “Qualifications”): (A) a reputable restaurant operator that has managed high quality, fine dining restaurants continuously during the five (5) year period immediately preceding the effective date of such operator’s assumption of responsibility for the management of the Restaurants (or an entity controlled by a restaurant operator having such experience), or (B) a nationally known reputable company active in the food service or hospitality business such as, but not limited to Restaurant Associates or the Hilton or Marriott companies. Any material breach of the Licensor’s obligation under this Section 3.2 shall constitute an Event of Default. It is understood and agreed that the filing of a report with the Securities and Exchange Commission shall not constitute the providing to Licensor of a Notice of Changed Circumstances. Based on such representation and in consideration of the covenants contained in this Section 3.2, Licensor shall not object to the Acquisition whether or not the Licensee strictly complies with the provisions in the first sentence of Paragraph 8.b(i) of the License Agreement (it being understood that such failure to object shall in no event be deemed to constitute an amendment to the License Agreement or a waiver of any of the rights of Licensor hereunder).

             3.3    Paragraph 8. b. of the License Agreement is hereby modified by deleting all of the text after the first “provided, however” provision thereof and replacing that language with the following: “provided, however, that if Licensee shall sell or otherwise transfer its entire business (as opposed to merely its rights under this Agreement), whether simultaneously or subsequent to any assignment permitted hereby, then this Agreement and all rights of the Licensee hereunder shall terminate simultaneously with such sale unless prior thereto, Licensee or its assignee shall furnish to Licensor then current audited financial statements(which financial statements must be prepared in accordance with generally accepted accounting principles and accompanied by a favorable opinion of an independent certified public accountant) demonstrating that such assignee has a net worth of not less than $20 Million (determined in accordance with generally accepted accounting principles) both before and after giving effect to the assignment).

              3.4    Paragraph 12.a (iv) is hereby deleted to eliminate any prohibition on the opening of steakhouses that do not utilize the Marks.

              3.5   The notice provisions set forth in Paragraph 18.e. of the License Agreement are hereby amended as follows: (a) to provide that notices to SWRG be sent to it in care of Patina Restaurant Group, LLC 120 West 45th Street, New York, New York 10036, Attention: Chief Executive Officer and that copies of all such notices be sent to: Dornbush Schaeffer Strongin & Venaglia, LLP, 747 Third Avenue, New York, New York 10017, Attention: Landey Strongin, Esq. and to Bingham McCutchen, 150 Federal Street, Boston, Mass. 02110, Attn: Brian Keeler, Esq., and (b) to provide that after the Effective Date all payments to Licensor shall be made to St. James Associates, L.P. c/o Smith & Wollensky Operating Corp., 880 Third Avenue, New York, New York, 10022, Attention: Alan N. Stillman.

              3.6   Paragraph 18.f of the License Agreement is hereby deleted in its entirety and replaced by the following:

                     “f.    Licensor hereby acknowledges that Licensee and its Affiliates are currently engaged in other business ventures and activities which could be considered to be competitive with the NY Restaurant and any other Restaurants and Grills which may hereafter be opened. Subject to the specific limitations contained in this Agreement, Licensee and its Affiliates may engage in other business ventures of every nature and description, independently or with others, including without limitation restaurant businesses in all its phases, even if the same compete with the NY Restaurant or any Restaurants or Grills, and except as expressly provided herein, neither Licensor nor any partner thereof shall have any rights in or claims with respect to said ventures, or the income or profits derived therefrom.”

                3.7   The following definitions in the License Agreement are modified:

                     3.7.1   The second sentence of the definition of Affiliate contained in Paragraph 1 of the License Agreement is hereby deleted and replaced by the following two sentences: “The term “Affiliate” shall also include any limited liability company, corporation or other entity which any Affiliate of Licensee “controls”, that is (x) in the case of a corporation, where any Affiliate of Licensee possesses the power to direct the management of the entity through ownership of a majority of the voting securities, by voting trust agreement or otherwise, and (y) in the case of a partnership or limited liability company where any Affiliate of Licensee is designated as managing general partner or manager, as the case may be. Under all circumstances, Patina (or any of its successors or assigns) shall be deemed an Affiliate of Licensee for so long as Patina (or any such successor or assign) (i) has responsibility for the management of the Restaurants or the Grills or (ii) is controlled, directly or indirectly, by any person, including Valenti or Splichal, who directly or indirectly controls or has a direct or indirect equity interest in Licensee, SWRG or SWRG Parent. Notwithstanding the preceding, for the purposes only of interpreting the provisions of Paragraph 5.b.Shidax Corporation shall not be considered an Affiliate of Licensee with respect to any restaurant which (a) is not operated under the Marks, and (b) is located in Japan, China, South Korea, Singapore or Thailand.”

                     3.7.2    The definition of Grill is modified to add, after the word “restaurant” in the first line thereof the following: “operating under the Marks and which is owned, operated or leased by Licensee or any Sublicensee or by any Affiliate of either and”.

                      3.7.3   The definition of Restaurant is modified to add, after the word "Sublicensee" in the second line thereof, the following: “or by any Affiliate of either”.

              3.8    The following new Paragraph 5.f. is added to the License: “f. For the avoidance of doubt, each Restaurant (but not a Grill) shall pay a Percentage Royalty under Paragraph 5.a. and each Grill (but not any Restaurant) shall pay a Grill Percentage Royalty under Paragraph 5.c. but no Restaurant or Grill shall pay both a Percentage Royalty and a Grill Percentage Royalty.”

           3.9   Paragraph 18.d. is amended to provide that any arbitration proceeding provided for therein shall be held in Manhattan in the City of New York.

           3.10   Paragraph 11 of the License Agreement is hereby deleted and replaced with the following:

                           "The parties acknowledge that it may be mutually advantageous to simultaneously advertise or promote the NY Restaurant along with the Restaurants and Grills and/or other restaurants that may be owned or operated by Licensee or its Affiliates. Licensee or its Affiliates may do so, but only after obtaining the prior written consent of Licensor, which Licensor may withhold in its sole and absolute discretion. Any request for a consent shall be accompanied by a copy of the advertisement or promotional material, the media in which it is to be used, the dates of such use, the cost thereof, and the portion of the cost which Licensee requests Licensor to bear. If Licensor shall fail to respond within ten (10) days to such request, the request shall be deemed not consented to. Notwithstanding the foregoing, if any such advertisement or promotion which is consented to by Licensor shall depict or refer to any Restaurant or Grill, whether or not the NY Restaurant is mentioned prominently, the entire cost of such promotion or advertisement shall be paid by Licensee.”

           4.   Ratification of License Agreement. Except as modified by this instrument, the License Agreement is ratified, confirmed and approved.

          If the above accurately reflects our understanding as to the subject matter thereof, please so indicate by signing the enclosed copy of this letter and retuning the same to the undersigned.

Sincerely yours, The Smith & Wollensky Restaurant Group, Inc. By: Fortunato N. Valenti, President

The foregoing is agreed to: St James Associates, L.P. By: Chamblair Realty, Inc. General Partner

By: Thomas J. Malmud, President

By: Smith & Wollensky Operating Corp. General Partner

By: Alan N. Stillman, President

Patina Restaurant Group, LLC By: Fortunato N. Valenti, Manager

Project Grill, LLC By: Fortunato N. Valenti, Member

EXHIBIT A—MANAGEMENT SERVICES AGREEMENT

EXHIBIT B—LIST OF RETAURANTS OWNED AND MANAGED BY PATINA

NEW YORK CITY
Rockefeller Center
The Rink • The Rink Bar • Rock Center Café • The Sea Grill • Cucina & Co.
MetLife Building
Café Centro • Cucina & Co. • Cucina Express • Naples 45 • Tropica
The Metropolitan Opera House at Lincoln Center
The Grand Tier Restaurant
The Seagram Building
Brasserie
The Gordon Bunshaft Building
Brasserie 8 ½
Macy’s Herald Square
Macy’s Cellar Bar & Grill • Cucina & Co.
Madison Square Garden
Nick + Stef’s Steakhouse

GREATER METRO NEW YORK
Panevino Ristorante (Livingston, NJ)

DOWNTOWN LOS ANGELES
Cafe Pinot • Zucca Ristorante
Music Center of Los Angeles County
Patina • Concert Hall Café at Walt Disney Concert Hall
Kendall’s Brasserie and Bar • Pinot Grill • Spotlight Cafe
Wells Fargo Center
Nick & Stef’s Steakhouse • Market Cafe
Museum Of Contemporary Art
Patinette Cafe

GREATER LOS ANGELES
eat. on sunset • lounge. on sunset • Pinot Bistro
Los Angeles County Museum of Art
Pentimento • Plaza Cafe

ORANGE COUNTY
Park Privé, an exclusive event venue • Market Cafe • Pinot Provence
Orange County Performing Arts Center
Leatherby’s Cafe Rouge • Market Cafe
Bowers Museum
Tangata
Downtown Disney® District
Catal Restaurant & Uva Bar • Naples • Napolini • Tortilla Jo’s

LAS VEGAS
Pinot Brasserie at the Venetian

NORTHERN CALIFORNIA
Julia’s Kitchen at COPIA • American Market Café at COPIA

Other Museums and Performing Arts Centers
Cerritos Center for Performing Arts • Descanso Gardens • Hollywood Bowl
Norton Simon Museum • San Francisco War Memorial and Performing Arts Center